UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	◻ Form 10-K	◻ Form 20-F	◻ Form 11-K	⌧ Form 10-Q	◻ Form 10-D
	◻ Form N-CEN	◻ Form N-CSR

	For Period Ended:	June 30, 2023
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Urban One. Inc.
Full Name of Registrant
N.A.

Former Name if Applicable
1010 Wayne Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

Silver Spring, Maryland 20910
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 7, 2023, Urban One, Inc. (the “Company”) announced that in connection with the preparation of its financial statements for the year ended December 31, 2022, the Company’s management, in consultation with its independent registered public accounting firm, re-evaluated the Company’s accounting for the valuation of its investment interest in MGM National Harbor (the “MGM Interest”), which the Company sold for cash proceeds of approximately $136.8 million on April 21, 2023.  After further review of the Company’s accounting for its MGM Interest, it was determined that adjustments were required to the Company’s financial statements as of January 1, 2021 and for each of the annual and interim periods ended December 31, 2021 and September 30, 2022 (the “Affected Periods”), due to understatements in the value of the MGM Interest.

Therefore, on April 7, 2023, the Company’s management and the audit committee of the Company’s board of directors (the “Audit Committee”) concluded that the Company’s previously issued financial statements for each of the annual and interim periods ended December 31, 2021 and September 30, 2022, should be restated to accurately state the increased value of the MGM Interest. As such, the Company announced it would restate its financial statements for the Affected Periods (the “Restatement”) in the Company’s 2022 Form 10-K (“2022 Form 10-K”).

The Company’s management concluded that in light of the error described above, a material weakness exists in the Company’s internal control over financial reporting for the Affected Periods. The Company’s remediation plan with respect to such material weakness was described in greater detail in the 2022 Form 10-K filed on June 30, 2023.

Due to the Company’s continued efforts in connection with the Restatement, preparation of the 2022 Form 10-K and continued assessment of its internal controls, the Company was not able to finalize the financial statements and related information for inclusion in its quarterly report on Form 10-Q for the quarter ended March 31, 2023 (“2023 Q1 Form 10-Q”). Accordingly, the Company was unable to file its 2023 Q1 Form 10-Q within the prescribed time period and has yet to complete the 2023 Q1 Form 10-Q.

As previously reported on a Current Report on Form 8-K filed July 12, 2023, subsequent to the filing of the 2022 Annual Report on Form 10-K, the Company notified BDO USA, LLP. (“BDO”) that it would be dismissed as the Company’s independent registered public accounting firm. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved the dismissal of BDO on July 11, 2023 and BDO’s dismissal as the Company’s independent registered public accounting firm was effective on July 12, 2023. The Audit Committee has appointed Ernst & Young LLP (“E&Y”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 effective as of July 12, 2023.

Given the change of the Company’s independent registered public accounting firm and the work required for E&Y to re-familiarize itself with the Company, the Company’s continued assessment of its internal controls, the Company is not able to finalize the financial statements and related information for inclusion in its quarterly report on Form 10-Q for the quarter ended June 30, 2023 (“2023 Q2 Form 10-Q”). Accordingly, the Company is unable to file its 2023 Q2 Form 10-Q within the prescribed time period as it works to complete each of  the Company’s 2023 Q1 Form 10-Q and 2023 Q2 Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter D. Thompson	301	429.4638
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			◻ Yes X No
	Form 10-Q for the quarter ended June 30, 2023
	Form 10-Q for the quarter ended March 31, 2023

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			◻ Yes X No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Urban One, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2023	/s/ Peter D. Thompson
Peter D. Thompson Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).